DIAMOND DISCOVERIES INTERNATIONAL CORP.
45 Rockefeller Plaza, Suite 2000
New York, NY 10111
(212) 332 - 8016

August 12, 2008

VIA EDGAR
United States
Securities and Exchange Commission
Washington, D.C 20549
Attention: Ms. Joanna Lam
Mail Stop 7010

Re:	Diamond Discoveries International Corp.
Form 10-KSB for the Year ended December 31, 2007
Form 10-QSB for the period Ended March 31, 2008
File No. 000-31583

Dear Ms. Lam:

Please find electronically transmitted herewith changes to Diamond Discoveries International Corp.’s (the “Company”) Form 10-KSB for the fiscal year ended December 31, 2007 filing in response to your comments dated July 21, 2008. This response letter has been numbered to coincide with your comment letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

Comment 1: We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business, issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirement and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/sec/smresponseguid.pdf

If you have any questions about these changes, please feel free to contact the SEC’s Office of Small Business Policy at (202) 551-3460 or smallbusiness@sec.gov.

Response: We have reviewed our most recent quarterly report for the quarter ending March 31, 2008 on Form 10-QSB and believe it to contains all required material information. Further, the Company will file all subsequent quarterly reports on Form 10-Q.

Controls and Procedures, page 31

Comment 2: It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: ;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 13(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Releases 77). You can find this release at ; and

•	the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: ().

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response: The Company has responded to this comment by including the Management’s Report on Internal Control Over Financial Reporting. Please see Item 8A included in the Company’s Form 10-KSB/A.

Further, the Company acknowledged the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Antonio Sciacca
Antonio Sciacca

Cc: Peter J. Gennuso, Esq.